Eat Happy Kitchen, Inc.

ANNUAL REPORT

3564 Sagunto Street, #490
Santa Ynez, CA 93460
(323) 497-4404
https://eathappykitchen.com/

This Annual Report is dated April 14, 2026.

BUSINESS

Eat Happy Kitchen is a health-conscious food company that focuses on no-sugar-added, gluten-free, and grain-free sauces, spices, and cheese bite snacks. We aim to solve the problem of providing flavorful, comforting products for consumers who prioritize clean eating. Currently, we offer a range of no-sugar-added sauces, spice blends, and high-protein cheese bite snacks. Our mission is to offer healthy alternatives without compromising on taste, and we are raising funds to expand our inventory, marketing, and retail presence.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Founders Shares
Date: January 01, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue

Revenue for fiscal year 2024 was $321915 compared to $874272 in fiscal year 2025. The increase in revenue (approximately 171.58%) was driven by expanded sales efforts, successful product launches, and growing demand for our no-sugar-added sauces, spices, and cheese bite SKUs. This growth reflects the company's early stages of retail expansion and direct-to-consumer success.

Cost of Sales

Cost of Sales for fiscal year 2024 was $111,515 compared to $414926 in fiscal year 2025. The increase in Cost of Goods Sold (COGS) corresponds with the higher sales volume in 2025 as the company ramped up production to meet increased demand. However, economies of scale and supply chain efficiencies are expected to improve the COGS as production grows.

Gross Margins

Gross margins for fiscal year 2024 were $302,379 compared to $283,359 in fiscal year 2025. The improvement in gross revenue was due to increased sales in 2025, but the cost of scaling production and manufacturing enough inventory offset some of these gains. The company anticipates better margin performance as it optimizes production and inventory management in the coming years.

Expenses

Expenses for fiscal year 2025 were $568,423 compared to $395,339 in fiscal year 2024. The increase in expenses is attributed to higher operational costs, including marketing, inventory manufacturing, sales brokers, and product development to support the growth and expansion efforts. This investment in the company's future is expected to pay off with continued revenue increases and brand recognition in the health-conscious food market.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we anticipate substantial growth due to the expansion into retail and the launch of new product SKUs. Past cash was primarily generated through sales from direct-to-consumer channels and early retail partnerships. Our goal is to expand our retail presence, increase our marketing efforts, and launch new products, which we expect will drive significant revenue growth and improve cash flow stability. We believe the Company's historical cash flows are not fully representative of future expectations due to the increased investment in marketing, inventory, and operational capacity that will support our expansion into larger retail markets and the rollout of additional product lines. As our business grows, we anticipate potential benefits from economies of scale and expanded sales channels, which may support improved cash flow.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 83624.

Debt

Creditor: City National Bank
Amount Owed: $0.00
Interest Rate: 10.5%
The Company has a Line of Credit for operating capital granted by City National Bank on November 2, 2023. This line has an annual percentage rate of 10.5% and is open-ended with no fixed maturity date. The bank can cancel the line at any time, particularly in the event of a default on the agreement, while the borrower can also cancel it with a written notice. The maximum amount available to be drawn from this line is $100,000. As of December 31, 2024, the company had drawn $50,000, incurring a total interest expense of $5161.38. As of December 31, 2025, the Company had repaid the principal, with zero balance due, incurring a total interest expense of $8,911 paid in 2025.

Creditor: Sea Bass Production Inc.
Amount Owed: $14,690
Interest Rate: 0.0%
Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022. After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023, down from $45,127 at the end of 2022. At the end of 2025, the amount owed is $14,690.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Anna Vocino

 Anna Vocino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Executive Officer & Cofounder
• Dates of Service: December 2022 — Present
• Responsibilities: Leading day-to-day operations at the Company. Anna does not currently receive a salary. Anna will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

• Employer: Sea Bass Productions, Inc.
Title: Voice Talent
Dates of Service: May 1995 — Present
Responsibilities: Voice over talent for commercials, TV shows, animation, video games, etc.

Name: Matthew Dean Kelley

 Matthew Dean Kelley's current primary role is with BYP. Matthew Dean Kelley currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Marketing Officer, Sole Director, & Cofounder
• Dates of Service: August 2024 — Present
• Responsibilities: Work with brokers and sales to help fosters new accounts as well as research and communicate with co packers to manufacture our products efficiently and affordably. Matthew does not currently receive a salary.

Other business experience in the past three years:

• Employer: BYP
Title: Creative Director
Dates of Service: July 2015 — Present
Responsibilities: Oversee the creative process and staff. Produce radio, tv and art marketing ads for entertainers on tour.

Name: Todd Kenyon Hauerland

 Todd Kenyon Hauerland's current primary role is with The Perfect Bite. Todd Kenyon Hauerland currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO & Co Founder
• Dates of Service: August 2024 — Present
• Responsibilities: COO who manages logistics with our supply and retailer demands. Work with brokers and sales to manage delivery of goods. Todd does not currently receive a salary.

Other business experience in the past three years:

• Employer: The Perfect Bite
Title: Director of Logistics
Dates of Service: June 2008 — Present
Responsibilities: Manage transportation, inventory and supply chain.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Anna Vocino
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 60%

Title of class: Common Stock
Stockholder Name: Matt Kelley
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 20%

Title of class: Common Stock
Stockholder Name: Todd Hauerland
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 20%

RELATED PARTY TRANSACTIONS

Name of Entity: Sea Bass Production Inc.
Names of 20% owners: Anna Vocino
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022.
Material Terms: After repayments in 2024 and 2025, the outstanding balance was $14,690 as of December 31, 2025, down from $45,127 at the end of 2023.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 10,000,000
• Outstanding: 5,000,000
• Voting Rights: Please see voting rights of securities sold in this offering below.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer

preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so,

the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company's CEO does not currently take a salary and there are no current plans for the CEO to begin taking one.
The Company's CEO does not currently receive a salary and has no plans or timeline in place for drawing a salary in the future. While this arrangement reduces the Company's current operating expenses, it may not be sustainable over the long term. If circumstances arise where the CEO requires compensation or the Company decides to implement a salary for this or other key positions, it could increase the Company's financial obligations. Additionally, the absence of a compensation plan for the CEO may create risks related to retention, morale, or potential conflicts of interest, as the CEO's financial incentives may not align with those of the Company or its investors. Prospective investors should consider the potential impacts of this arrangement on the Company's ability to achieve and sustain its operational goals.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Eat Happy Kitchen, Inc.

By /s/ *Anna Vocino*

Title: CEO and President

By /s/ *Anna Vocino*

Name: <u>Anna Vocino</u>
Title: CEO and President

By /s/ *Matthew Dean Kelley*

Name: <u>Matthew Dean Kelley</u>
Title: CMO and Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Eat Happy Kitchen, Inc.
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
AB RBC Company City National Bank - 8104	83,624.61
Total for Bank Accounts	**$83,624.61**
Accounts Receivable	
Accounts receivable (A/R)	105,829.02
Total for Accounts Receivable	**$105,829.02**
Other Current Assets	
Amazon Reserve	64.53
Eat Happy Kitchen Receivable Clearing	0.00
Inventory Asset	0.00
Cheese Bites	111,609.21
Inventory Shipping	
Inventory Shipping Supplies and Packaging	24,979.17
Total for Inventory Shipping	**$24,979.17**
Labels and Packaging	52,116.91
Sauce Manufacturing	346,364.40
Spice Manufacturing	61,285.08
Spice Shipping	700.62
Total for Spice Manufacturing	**$61,985.70**
Z-Inventory/COGS adjustment	-415,448.19
Total for Inventory Asset	**$181,607.20**
Undeposited Funds	28,481.54
Total for Other Current Assets	**$210,153.27**
Total for Current Assets	**$399,606.90**
Total for Assets	**$399,606.90**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	7,702.97
Total for Accounts Payable	**$7,702.97**
Credit Cards	
Capital One Spark Miles - 4202	23,145.89
Total for Credit Cards	**$23,145.89**
Other Current Liabilities	
Due to Sea Bass Productions	16,125.15

Gift Certificate	197.00
Line of Credit - City National	0.00
Loan Payable - Owner	0.00
Total for Other Current Liabilities	**$16,322.15**
Total for Current Liabilities	**$47,171.01**
Total for Liabilities	**$47,171.01**
Equity	
Crowdfunding equity - startEngine	416,167.16
Investor Equity	
Thomas Vocino & Caroline Adams Contribution	100,000.00
Total for Investor Equity	**$100,000.00**
Opening Balance Equity	0.00
Owner's Contribution/Distribution	-530.88
Retained Earnings	119,624.24
Net Income	-282,824.63
Total for Equity	**$352,435.89**
Total for Liabilities and Equity	**$399,606.90**

Profit and Loss
Eat Happy Kitchen, Inc.
January-December, 2025

	Total
Income	
Amazon Sales	6,841.43
Discounts and Refunds	-5,456.66
Event Sales	642.00
Faire Wholesale Sales	6,671.38
Kroger Promo Credit	1,377.08
Mable Wholesale Sales	505.68
Sales	
Sales Rebate	-33.00
Total for Sales	**-$33.00**
Shipping Income	20,489.37
Shopify Sales	253,273.39
Shopify Discounts	-31,718.72
Shopify Returns	-217.38
Total for Shopify Sales	**$221,337.29**
Wholesale and Distribution Sales	620,999.45
Chargeback-Wholesales and Distribution	-175,087.22
Total for Wholesale and Distribution Sales	**$445,912.23**
Total for Income	**$698,286.80**
Cost of Goods Sold	
Cost of Goods Sold	414,926.81
Total for Cost of Goods Sold	**$414,926.81**
Gross Profit	**$283,359.99**
Expenses	
Advertising & Marketing	268.61
Advertising	40,380.62
Commissions	23,885.50
Faire Commission	976.78
Total for Commissions	**$24,862.28**
Merch	537.13
Photography	6,570.00
Promotional Samples	1,486.31
Public Relations	46,440.00
Retail Broker	58,833.15
Sales Consultant	43,100.00
Sales Demos	3,473.85
Social media	9,398.00
Supplies	7,381.30

Tradeshow	16,554.07
Travel	217.10
Total for Advertising & Marketing	**$259,502.42**
Auto	
Gas	118.96
Parking	240.98
Repairs & Maintenance	76.33
Tolls	8.00
Total for Auto	**$444.27**
Business licenses and taxes	817.00
Contract labor	75,026.92
Fulfillment and Shipping	21,949.59
Amazon Fulfillment Fees	396.07
DTC Fulfillment & Shipping	
DTC Freight Out	31,829.68
DTC Fulfillment	1,705.62
Total for DTC Fulfillment & Shipping	**$33,535.30**
Shipping	19,798.56
Fulfillment Shipping	24,410.24
Total for Shipping	**$44,208.80**
Storage Expense	19,941.85
Wholesale Fulfillment & Shipping	
Wholesale Freight Out	50,526.42
Lumper Fees	152.34
Total for Wholesale Freight Out	**$50,678.76**
Total for Wholesale Fulfillment & Shipping	**$50,678.76**
Total for Fulfillment and Shipping	**$170,710.37**
General business expenses	
Bank fees and service charges	199.98
Interest paid	8,911.92
Melio services fee	47.50
Merchant Fees	8,369.14
Amazon Fees	3,215.38
Total for Merchant Fees	**$11,584.52**
QuickBooks Payments Fees	75.93
Total for Bank fees and service charges	**$20,819.85**
Dues and Subscriptions	4,815.00
Total for General business expenses	**$25,634.85**
Insurance	1,210.19
Meals and Entertainment	292.15
Office expenses	693.26
Software and apps	5,135.16
Total for Office expenses	**$5,828.42**

Professional Services	
Accounting fees	9,471.00
Consulting	7,755.91
Legal Fees	4,519.63
Total for Professional Services	**$21,746.54**
Samples	1,641.95
Travel	
Airfare	3,205.05
Ground Transportation	456.00
Hotel/Accomodations	1,691.55
Travel Meals	216.04
Total for Travel	**$5,568.64**
Uncategorized Expense	0.00
Total for Expenses	**$568,423.72**
Net Operating Income	**-$285,063.73**
Other Income	
Rewards and Rebates	2,239.10
Total for Other Income	**$2,239.10**
Net Other Income	**$2,239.10**
Net Income	**-$282,824.63**

Accrual Basis Sunday, April 05, 2026 11:10 PM GMTZ

Statement of Cash Flows
Eat Happy Kitchen, Inc.
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	
Accounts receivable (A/R)	
Amazon Reserve	
Capital One Spark Miles - 4202	
Due to Sea Bass Productions	
Gift Certificate	
Inventory Asset	
Inventory Asset:Cheese Bites	
Inventory Asset:Inventory Shipping:Inventory Shipping Supplies and Packaging	
Inventory Asset:Labels and Packaging	
Inventory Asset:Sauce Manufacturing	
Inventory Asset:Spice Manufacturing	
Inventory Asset:Spice Manufacturing:Spice Shipping	
Inventory Asset:Z-Inventory/COGS adjustment	
Line of Credit - City National	.
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	.
Net cash provided by operating activities	
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Crowdfunding equity - startEngine	
Investor Equity:Thomas Vocino & Caroline Adams Contribution	
Owner's Contribution/Distribution	
Retained Earnings	.
Net cash provided by financing activities	.
NET CASH INCREASE FOR PERIOD	.
Cash at beginning of period	.
CASH AT END OF PERIOD	

	Total
	-282,824.63
	7,464.42
	-104,393.70
	-64.53
	16,390.76
	-14,690.30
	197.00
	-38,086.06
	-111,609.21
	-24,979.17
	-50,719.92
	-273,701.58
	-46,145.94
	-700.62
	415,448.19
	-48,969.18
	-$274,559.84
	-$557,384.47
	416,167.16
	100,000.00
	-530.88
	-62,218.64
	$453,417.64
	-$103,966.83
	$216,072.98
	$112,106.15

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	3,000	3,000		-	-	-	3,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(86,246)	(86,246)
31-Dec-24	3,000	$ 3,000	-	$ -	$ -	$ (86,246)	$ (83,246)
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-282824	(282,824)
31-Dec-25	3,000	$ 3,000	-	$ -	$ -	$ (369,070)	$ (366,070)
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	386,748	773,496	8,111	-	781,607
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock		-	5,000,000	10,000,000	-	-	10,000,000
Discount on convertible debt	-	-	-	-		-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(166,360)	(166,360)
	3,000	$ 3,000	5,386,748	$ 10,773,496	$ 8,111	$ (535,430)	$ 10,249,177

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Eat Happy Kitchen, Inc. was formed on 12/10/2022 ("Inception") in the State of CA. The financial statements of Eat Happy Kitchen, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Ynez, CA.

> Eat Happy Kitchen is a health-conscious food company that focuses on no-sugar-added, gluten-free, and grain-free sauces and spices. We aim to solve the problem of providing flavorful, comforting products for consumers who prioritize clean eating. Currently, we offer a range of no-sugar-added sauces and are in the process of expanding with new spice SKUs. Our mission is to offer healthy alternatives without compromising on taste, and we are raising funds to expand our inventory, marketing, and retail presence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from DTC and wholesale sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: City National Bank
Amount Owed: $0.00
Interest Rate: 10.5%
The Company has a Line of Credit for operating capital granted by City National Bank on November 2, 2023. This line has an annual percentage rate of 10.5% and is open-ended with no fixed maturity date. The bank can cancel the line at any time, particularly in the event of a default on the agreement, while the borrower can also cancel it with a written notice. The maximum amount available to be drawn from this line is $100,000. As of December 31, 2024, the company had drawn $50,000, incurring a total interest expense of $5161.38. As of December 31, 2025, the Company had repaid the principal, with zero balance due, incurring a total interest expense of $8,911 paid in 2025.

Creditor: Sea Bass Production Inc.
Amount Owed: $14,690
Interest Rate: 0.0%
Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022. After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023, down from $45,127 at

the end of 2022. At the end of 2025, the amount owed is $14,690.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,000,000 shares of our common stock with par value of $10,000,000 As of 12/31/2025 the company has currently issued 386,748 shares of our common stock to stakeholders and the remaining 4,613,252 to the founders.

NOTE 6 – RELATED PARTY TRANSACTIONS

See Debt section above for the following loan info from Sea Bass Productions:
Creditor: Sea Bass Production Inc.
Amount Owed: $14,690
Interest Rate: 0.0%
Sea Bass Production Inc. is owned 50% by Anna Vocino, the major shareholder and founder of the Company. This entity operates as a loan-out corporation for the founder's work in the entertainment industry (voice acting) and provided capital to finance the start-up from 2020 to 2021, totaling $59,420 by the beginning of 2022. After repayments in 2022 and 2023, the outstanding balance was $30,816 as of December 31, 2023, down from $45,127 at the end of 2022. At the end of 2025, the amount owed is $14,690.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through 12/31/2025 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, _____Anna Vocino_____ (Print Name), the ____CEO/President_____(Principal Executive Officers) of ____Eat Happy Kitchen, Inc.___(Company Name), hereby certify that the financial statements of ___Eat Happy Kitchen, Inc._____ (Company Name) and notes thereto for the periods ending __12/31/2024___ (first Fiscal Year End of Review) and ___12/31/2025____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $___-86129____; taxable income of $____-282679_____ and total tax of $____0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____4/5/2026_____ (Date of Execution).

_____ (Signature)

_____CEO/President_____ (Title)

_____4/5/2026_____ (Date)